

ANNUAL REPORT

ToGoBOX Inc.
150 Chestnut St, Ste C, Providence RI 02903
www.letstogobox.com

This annual report is dated June 10, 2020

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by ToGoBOX, Inc., a Rhode Island corporation (the "Company", "ToGoBOX", as well as references to "we," "us," or "our"), for the sole purpose of providing the Annual Report requirement under Regulation CF(§ 227.100 et seq.).

An issuer filing a Form C-AR for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in an offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of our past offerings, nor does it pass upon the accuracy or completeness of any offering document or literature.

The securities were offered under an exemption from registration; however, neither the SEC nor any state securities authority has made an independent determination that these securities are exempt from registration.

This annual report is dated June 10, 2020

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statements Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward- looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The

Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

This Form C-AR does not purport to contain information that may be required to evaluate an investment in the Company and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form CAR. The Company does not expect to update or revise this Form C-AR or other materials supplied herewith except as required by Form C-AR. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR. This Form C-AR is submitted for the sole purpose of providing the Annual Report requirement under Regulation CF and may not be reproduced or used for any other purpose.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Description of Business

ToGoBOX Inc. ("ToGoBOX") is an online lunch marketplace for corporate employees that offers daily delivery service born out of Providence, RI in July 2017. Currently located in Providence, ToGoBOX provides lunch delivery service to corporate and their employees in the Greater Providence area. ToGoBOX specializes in bulk lunch order delivery service by working mainly with local restaurants and companies with locational disadvantage and operates through its website at www.letstogobox.com. ToGoBOX is developing its mobile application through white label licensing agreement with Crave Food Systems, a software company, and plans to launch the application in April 2019.

Problem

ToGoBOX brings lunch from local restaurants to the customer's office for an unrivaled $1.00 delivery fee, making it the most cost and time effective lunch delivery service provider for corporate employees. Going out for lunch is a dying tradition in the workplace. In 2016, U.S. restaurants experienced the lowest level of lunch traffic in at least the last four decades: 433 million fewer visits resulting in $3.2 billion in loss compared to the previous year. The biggest reason why restaurants are failing is the rise of desktop dining culture in the workplace. Nearly two-thirds of professionals eat lunch at their desks; taking time off for lunch has become a sign of idleness. Hence, lunch at work must be fast and close at hand. Most people in the workplace resort to delivery service for lunch but are suffering from accumulating delivery fees since small orders generally have a minimum order and a $2-7 delivery fee. Corporate employees need cheaper and more reliable lunch delivery service; restaurants need more sales. To satisfy the needs on both ends, ToGoBOX has developed an innovative logistics model that enables $1.00 delivery fee- an unmatched advantage over its competitors.

Mission

ToGoBOX's mission is to cut excessive delivery fees and add convenience, save consumers the trouble of organizing a spontaneous group to order delivery food and make delivery time predictable. From corporate employees (from businesses with agreement), ToGoBOX receives lunch orders until a set cut-off time. Then, by a set pickup time, ToGoBOX delivers all the food to the designated Pick up Location assigned to each company, charging each customer a $1.00 delivery fee without minimum order constraints.

Sales, Supply Chain & Customer Base

ToGoBOX makes money through delivery. ToGoBOX has two revenue streams: $1.00 delivery fee and commission fee (no minimum, no markup). For each company/office property, ToGoBOX makes agreements with 4 to 6 local restaurants. When customers from the company/office property makes an order, ToGoBOX charges a $1.00 delivery fee per order from the customers and charges a 20% commission fee from the restaurants. ToGoBOX targets corporate employees who work in companies/office properties between the size of 100 and 500, primarily with locational disadvantage. ToGoBOX plans to hire a delivery driver for each location.

Logistics Model

ToGoBOX presents an milk-run inspired many-to-one logistics model that solves the current problem of excessive delivery fees corporate employees pay every day. Conventional one-to-many delivery services cater to individuals, thus requiring a separate trip for each order and a minimum fee of $3 before tipping. ToGoBOX aggregates orders until a set cut-off time, picks up from each restaurant, and then delivers to designated drop-off locations. This enables dozens of meals to be delivered all in one trip, which allows $1.00 delivery fee per order and non permitted tipping. Since no other service can match our $1.00 delivery fee, ToGoBOX holds a distinct competitive advantage in the market. We believe this provides a unique value proposition to employees faced with excessive delivery fees.

Agreements with Businesses

To execute our many-to-one logistics model, ToGoBOX must acquire drop-off locations. This requires approval from property owners or the management of the businesses. This poses a major impediment to ToGoBOX's customer acquisition efforts. However, once ToGoBOX acquires a drop-off location, it becomes the dominant platform in the area. With this first player advantage, ToGoBOX builds a loyal customer base, making entry becomes extremely difficult for our competitors.

Market

The online food delivery market size is expected to be over $20 billion by 2025. In 2016, the core addressable restaurant spend in the U.S. was $210 billion, of which online food delivery comprised just under 5% at $10 billion. Considering e-commerce and online travel penetration rates at 11% and 36%, online food delivery is still in its nascency. Moreover, two-thirds of online food delivery was attributed to pizza, but demand for other delivery options has been rapidly increasing. Since 2012, delivery traffic excluding pizza has increased over 33%. An increase in a single percentage of penetration rate expands into a $2 billion market opportunity, and demand for delivery other than pizza has shown a 3 year CAGR of 10% -- the online food delivery market is brimming with untapped potential.

Competition

ToGoBOX's competitors are other new-delivery platforms that provide delivery to corporate offices and properties. The primary companies in this space are Foodsby and Peach. ToGoBOX's competitive advantage over these companies are more affordable delivery fee ($1.00) and reliable delivery time (ToGoBOX has a set time it must deliver until). Peach has the most similar business model with ToGoBOX. However, Peach communicates with the customers through text messaging. Text messaging limits the menu and user experience. Unlike Peach, ToGoBOX will have a mobile application with more extensive menus and a convenient user experience. Foodsby is also a lunch delivery platform that targets corporate employees. Similar to ToGoBOX, Foodsby delivers for a maximum delivery fee of $1.99 and no minimum and has a set delivery time. However, delivery time varies by restaurants instead of the offices, a major inconvenience for corporate employees with a busy schedule. Additionally, companies like Fooda, ezCater and LunchOwl provide lunch catering services to corporate offices. However, the catering companies' clients are businesses rather than individual consumers. Therefore, we do not foresee these companies as short-term competition.

Liabilities & Litigation

None.

MANAGEMENT, OFFICERS AND DIRECTORS

Officers and directors

Tae Lee	President, CEO, & Director
Glenn Jeon	Vice President, CCO, & Director

Tae Lee

A graduate of Rhode Island School of Design (RISD) with a BFA in Architecture (May 2018). Tae is an expert in logistics from his experience as a Supply Sergeant during his time in the military. As a member of the World Federation of Overseas Korean Traders Associations (OKTA) with 12,000 members, Tae has participated in projects in the trading industry during summer in 2018 and has a large network with business owners in trade. During his senior year in college, Tae co-founded ToGoBOX Inc. (Aug 2017). with his current partner Glenn Jeon.

Glenn Jeon

A graduate of Rhode Island School of Design (RISD) with a BFA in Graphic Design (May 2017). Glenn is an expert in communication design, branding, and advertising from his Graphic Design background. He completed his creative internships at Sephora (2015) and Airbnb (2016), where he picked up the process of solving problems with creative solutions by working closely with directors, designers, engineers, and curators. His works include poster design, building websites, exhibition design, editorial design, event curation, merchandise production, and trends research. Glenn co-founded ToGoBOX Inc. (Aug 2017) with Tae Lee

Number of Employees: 4

Related party transactions

The Company has a loan from shareholders. No payment terms have been set for this loan. The Company received $20,320 in proceeds, for which $1,600 in repayments have been made. Taegon Lee, President, CEO, and Director, is a beneficial owner of the company and has lent the company $18,000. There are no payment terms have been set for this loan. Ihnwung Jeon, Vice President, CCO, and Director, is a beneficial owner of the company and has lent the company $2,320, for which $1,600 in repayments have been made. There are no payment terms have been set for this loan but paid on demand.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Innovative Product** ToGoBOX is an innovative product. Regardless of any current perceptions of the market, there is no guarantee that ToGoBOX will gain significant acceptance with companies or properties. There can be long and unexpected delays in certain companies adopting ToGoBOX's platform, if it is adopted.

- **Investments in small businesses and start-up companies are often risky. The stock offered hereby is speculative, involves a high degree of risk and is suitable only for persons who can afford the total loss of their investment.** The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

- **The Company may need additional capital, which may not be available.** The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** The Company faces competition from other companies, some of which might have received more funding than the Company has. One or more of the Company's competitors could offer services similar to those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes it is well-positioned to be the market leader in its industry, the emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

- **The Company's growth relies on market acceptance.** While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/services which are preferred by prospective customers. In such an event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

- **Illiquid Investment in Common Stock** As an investor in ToGoBOX's company stock, your investment could be illiquid for a long period of time. No public market for the company stock will exist upon consummation of this Offering, nor is a public market likely to develop. Consequently, the company stock may not be sold unless, among other things, it is subsequently registered under the securities act and any applicable state securities laws, or an exemption from such registration is available. For these reasons, an investor will be required to bear the economic risk of loss of its entire investment for an indefinite period of time. This Offering is, therefore, suitable only for persons of adequate means who have no need for liquidity in their investment.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for the product, people think its a better option than the competition and the company has priced the services at a level that allows the company to make a profit and still attract business.

- **Risks of borrowing** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

- **Hiring Delivery Drivers** One of the short-term risks is that before the Onfleet third-party application (custom navigation system) is implemented to our mobile application, hiring delivery drivers can be very difficult because delivery drivers need training before working. In most cases, a driver does not require any training to do delivery. The navigation system gives an address to pick up food and another to deliver to. However, ToGoBOX's many-to-one logistics model is different. Drivers must have an understanding of the logistics system (the concept of milk-run) first. Then drivers must learn the shortest route to stop by all the restaurants and deliver the orders to a Pick up Location. Delivery drivers may choose not to work for ToGoBOX because of these troubles. This could lead to a situation in which delivery does not happen even after successful agreements with both company and local restaurants. This could be the greatest obstacle to scaling especially before implementing the Onfleet application to our system.

- **Restaurant Communication** Another short-term risk is that before ToGoBOX contracts with a POS company to send the order tickets, its current labor intensive communication process could lower the quality of service and slow down expansion. Currently, ToGoBOX distributes a device to each restaurant to send order tickets. However, in the early stage of agreements, restaurants often do not check the device and need reminders via remote alarm or phone call. If ToGoBOX has to remind all the restaurants to check whether they received their order tickets, scaling is impossible. To eliminate this problem, ToGoBOX's tickets must be incorporated into the restaurants' POS system. If mistakes happen frequently because of the communication issue, ToGoBOX will lose its identity as a credible delivery service provider.

- **The Domino Effect** Even after implementing a fully customized Onfleet third party application and contracting with a fully incorporated POS system, there is an inherent risk to ToGoBOX's delivery service. To reiterate, ToGoBOX's many-to-one logistics model is a delivery method in which a driver stops by each restaurant, picks up the orders and drops them off at one location. The inherent risk of such a logistics model is that small mistakes have huge consequences, like the Domino Effect. Any small mistakes from both the drivers and the restaurants can delay the delivery. A delay in a single delivery means failing to provide the promised service to dozens of customers. Drivers and restaurants are key factors of service that cannot afford to make mistakes. One error, one negative experience can cost dozens of customers at once. Having a small margin of error during the service is an inherent risk of the business model ToGoBOX must consider.

- **Minimum of 4 Pick-up Locations per City** A critical short-term risk of the business model is that ToGoBOX must make agreements with at least four pickup locations in order to be sustainable. The monthly cost for the first three months per city is estimated at $17,500. With the same assumption as the revenue model, delivering to four Pick up Locations will generate $17,160 per month. Until ToGoBOX makes agreements with four Pick up Locations, it loses money. Furthermore, from past experience, it takes about three months to reach 8% daily conversion rate. Though we are confident that ToGoBOX will achieve four Pick up Locations per city, especially as ToGoBOX expands and becomes a key player in the market, the fact that ToGoBOX has a flat profit curve in the early stage of operation per city is an inherent limitation.

- **Heavy Reliance on Key Personnel** One of the strategies to acquire a Pick up Location is to target the building/office coordinators. Having their support has led to successful sales and traction. This is the primary strategy ToGoBOX plans to operate on in the future. However, heavy reliance on key personnel could act as a double-edged-sword. It is difficult to get the contact information of the key personnel of the company as well as the operation managers. Despite the majority of the employees' demand, failure to reach the management will lead to failure to make agreement. Once we got in touch with the decision makers of the company, none have been difficult to work with since ToGoBOX improves the lunch experience for their employees with no cost on the company's end. However, ToGoBOX is struggling to gain traction in companies where it could not reach the key management personnels.

- **E-2 Investor Visa** Taegon Lee, CEO, is from South Korea and holds the E-2 Treaty Investors visa which needs to be renewed every two years. The E-2 nonimmigrant classification allows a national of a treaty country (a country with which the United States maintains a treaty of commerce and navigation) to be admitted to the United States when investing a substantial amount of capital in a U.S. business. Please see the link below for detailed information.
  https://www.uscis.gov/working-united-states/temporary-workers/e-2-treatyinvestors

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The table below shows the owners of 20% or more of the voting securities of the Company, as of December 31, 2018

Name of Shareholders	Ownership	Type of Security
Taegon Lee	72.03%	Common stock
Ihnwung Jeon	24.01%	Common stock

Classes of securities

Common Stock: 12,494,135

The Company is authorized to issue up to 15,000,000 shares of common stock.
As of December 31, 2018, there were 12,494,135 shares issued and outstanding.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to investing any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

In our opinion, the financial statements below present fairly, in all material respects, the financial position of ToGoBOX, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Revenue

Revenue for fiscal year 2018 was $26,029.21, approximately 1,548% higher than fiscal year 2017 revenue of $1,578.61. This significant increase is primarily due to the generation of early revenue and acquisition of customers, office workers in major businesses in the Greater Providence area.

Cost of sales and Gross Margins

Cost of sales in 2018 was $20,421.59. Despite ToGoBOX heavily invested in acquiring customers by offering promotions, it had a positive gross margin of 21.54%. We believe that the average gross margin will increase due to a model that generates higher profits per delivery in large quantities.

Expenses

The Company's expenses consist of, among other things including start-up cost, advertising and marketing and sales expenses, fees for professional services, research and development expenses, food purchases and insurances.

We have not yet generated significant revenues. Since ToGoBOX's launching of its service, ToGoBOX generates roughly around $3,000 in total sales with 23.5% gross margin before any expenses with 200 monthly active users. We do not anticipate to expand our service and generate significant revenue until we have completed the development of our iOS and Android mobile application, which we do not anticipate until January 2019. The business can operate without generating significant revenue up to 12 months. However, if we raise the full amount, we anticipate that we will use this maximum amount within the first 12 months. Financially backed by the majority shareholder/CEO, ToGoBOX has successfully navigated to full App/Web development and user onboarding sustainable cash burn for levels. We foresee that major expenses will involve hiring and development efforts that focus on maximizing on/offline customer experience. However, we do not foresee they are significant enough to put ToGoBOX in financial jeopardy for the next 12 months.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations and advancement of the technology. We anticipate to seek other investment either from institutional venture capital firms or using other methods. If institutional venture capital or other capital methods are pursued successfully, it is likely that incoming investors will receive preferred equity and voting rights.

Indebtedness

Taegon Lee, President, CEO, and Director, is a beneficial owner of the company and has lent the company $18,000. There are no payment terms have been set for this loan. Ihnwung Jeon, Vice President, CCO, and Director, is a beneficial owner of the company and has lent the company $2,320, for which $1,600 in repayments have been made. There are no payment terms have been set for this loan but paid on demand.

Recent offerings of securities

- 2017-08-04, Rule 4(a)(2), 12000000 Common Stock. Use of proceeds: Cofounders' work Involvement. Taegon Lee and Glenn invested into ToGoBOX a total of $60,040 to cover start-up costs. - 20%: Cover corporate vehicle financing. - 15%: Salaries and Wages - 10%: Cover Legal & Accounting Fees. - 10%: Office Supplies, Softwares, & Rent - 5%: Insurance - Others such as Advertising, Marketing, Packaging Development, Website Development, Traveling Cost and other Operational Cost.

- 2018-08-18, Rule 701, 390680 Common Stock. Use of proceeds: White Label Licensing Agreement to develop ToGoBOX's IOS and Android mobile Application.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

I, Taegon Lee , the President of ToGoBOX Inc., hereby certify that the financial statements of ToGoBOX Inc. and notes thereto for the periods ending January 01, 2018 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $26,029.21; taxable income of -$2,487.84 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the June 10th 2020.

_____ (Signature)

President, ToGoBOX Inc.

June 10, 2020.

TOGOBOX INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018

ToGoBOX Inc.
Index to Financial Statements
(unaudited)

ToGoBOX Inc.

BALANCE SHEET

For the years ended December 31, 2018 and 2017

	TOTAL	
	AS OF DEC 31, 2018	AS OF DEC 31, 2017 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Small business checking (ing)	2,089.37	11,214.18
Total Bank Accounts	**$2,089.37**	**$11,214.18**
Other Current Assets		
Receivable from Startengine	20,565.00	
Total Other Current Assets	**$20,565.00**	**$0.00**
Total Current Assets	**$22,654.37**	**$11,214.18**
Fixed Assets		
Accumulated Depreciation	0.00	-38,372.65
Automobile-2017 Ford	0.00	38,372.65
Total Fixed Assets	**$0.00**	**$0.00**
Other Assets		
Prepaid Auto Interest	0.00	5,954.62
Security Deposits	655.00	655.00
Total Other Assets	**$655.00**	**$6,609.62**
TOTAL ASSETS	**$23,309.37**	**$17,823.80**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Sales Tax Payable	224.77	88.18
Total Other Current Liabilities	**$224.77**	**$88.18**
Total Current Liabilities	**$224.77**	**$88.18**
Long-Term Liabilities		
Auto Loan	0.00	31,448.18
Shareholder Loan - Glenn	720.00	
Shareholder Loan - Tae	18,000.00	
Total Long-Term Liabilities	**$18,720.00**	**$31,448.18**
Total Liabilities	**$18,944.77**	**$31,536.36**
Equity		
Common Stock	80,605.00	60,040.00
Retained Earnings	-73,752.56	
Net Income	-2,487.84	-73,752.56
Total Equity	**$4,364.60**	**$ -13,712.56**
TOTAL LIABILITIES AND EQUITY	**$23,309.37**	**$17,823.80**

ToGoBOX Inc.

PROFIT AND LOSS

For the years ended December 31, 2018 and 2017

	TOTAL	
	JAN - DEC 2018	JAN - DEC 2017 (PY)
Income		
Sales	26,029.21	1,095.61
Sales of Product Income		483.00
Total Income	**$26,029.21**	**$1,578.61**
GROSS PROFIT	**$26,029.21**	**$1,578.61**
Expenses		
Advertising & Marketing	554.65	1,367.68
Automobile Expense	928.11	
Bank Charges & Fees	22.42	100.00
Business Development		890.00
Business Plan		1,400.00
Car & Truck		0.00
Corporation Tax	400.00	
Depreciation Expense		38,372.65
Food Purchases from Restaurants	20,421.59	5,700.00
Food Research	1,429.94	1,908.86
Furniture		1,425.00
Insurance	2,690.50	5,570.00
Interest Expense	410.66	205.33
Internet Expense	956.12	572.71
Legal & Professional Services	3,535.26	2,783.02
Meals & Entertainment	1,073.54	0.39
Office Supplies & Software	3,842.24	1,108.39
Other Business Expenses	14.66	42.10
Parking	180.75	-0.50
Payroll Expenses	999.05	
Payroll Fee		149.00
Postage & Delivery	31.92	
Printing		3,527.00
Rent & Lease	3,988.00	1,949.55
Repairs & Maintenance	146.75	
Salaries and Wages	8,000.00	6,830.35
Taxes & Licenses	391.81	934.00
Travel	2,364.88	306.51
Utilities	266.52	119.53
Website	1,295.58	69.60
Total Expenses	**$53,944.95**	**$75,331.17**
NET OPERATING INCOME	**$ -27,915.74**	**$ -73,752.56**
Other Income		
Gain/Loss on Sale of Asset	25,427.90	
Total Other Income	**$25,427.90**	**$0.00**
NET OTHER INCOME	**$25,427.90**	**$0.00**
NET INCOME	**$ -2,487.84**	**$ -73,752.56**

ToGoBOX Inc.
STATEMENT OF STOCKHOLDER'S DEFICIT
For the years ended December 31, 2018 and 2017

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	12,000,000	-	60,040	-	$ 60,040.00
Shares issued for services	-	-	-	-	$ -
Contributed capital	-	-	-	-	$ -
Net income (loss)	-	-	-	(73,753)	$ (73,752.56)
December 31, 2017	12,000,000	$ -	$ 60,040	$ (73,753)	$ (13,713)

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	12,000,000	-	60,040	-	$ 60,040.00
Shares issued for services	390,680	-	-	-	$ -
Share issued via Reg CF offering	103,455	20,565	-	-	$ 20,565.00
Net income (loss)	-	-	-	(2,487)	$ (2,487.34)
December 31, 2018	12,494,135	$ 20,565	$ 60,040	$ (2,487)	$ 78,118

ToGoBOX Inc.

STATEMENT OF CASH FLOWS For the years ended

December 31, 2018 and 2017

	2018	2017
OPERATING ACTIVITIES		
Net Income	-2,487.84	-73,752.56
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Receivable from Startengine	-20,565.00	
Accumulated Depreciation	-38,372.65	38,372.65
Sales Tax Payable	136.59	88.18
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-58,801.06	38,460.83
Net cash provided by operating activities	$ -61,288.90	$ -35,291.73
INVESTING ACTIVITIES		
Automobile-2017 Ford	38,372.65	-38,372.65
Prepaid Auto Interest	5,954.62	-5,954.62
Security Deposits		-655.00
Net cash provided by investing activities	$44,327.27	$ -44,982.27
FINANCING ACTIVITIES		
Auto Loan	-31,448.18	31,448.18
Shareholder Loan - Glenn	720.00	
Shareholder Loan - Tae	18,000.00	
Common Stock	20,565.00	60,040.00
Net cash provided by financing activities	$7,836.82	$91,488.18
NET CASH INCREASE FOR PERIOD	$ -9,124.81	$11,214.18

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

ToGoBOX Inc. was formed on August 4. 2017 ("Inception") in the State of Rhode Island. The financial statements of ToGoBOX Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Providence, Rhode Island.

ToGoBOX Inc. ("ToGoBOX") is an online lunch marketplace for corporate employees that offers convenient service born out of Providence, RI in August 2017. Currently located in Providence, ToGoBOX provides lunch delivery service to corporate employees in businesses/office properties located in the Greater Providence area. ToGoBOX specializes in bulk lunch order delivery service by partnering mainly with local restaurants and companies with locational disadvantage and operates through its website at www.letstogobox.com.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of meals when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and RI state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – INDEBTEDNESS

Taegon Lee, President, CEO, and Director, is a beneficial owner of the company and has lent the company $18,000. There are no payment terms have been set for this loan.

Ihnwung Jeon, Vice President, CCO, and Director, is a beneficial owner of the company and has lent the company $2,320, for which $1,600 in repayments have been made. There are no payment terms have been set for this loan but paid on demand.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue up to 15,000,000 shares of common stock. As of December 31, 2018, there were 12,494,135 shares issued and outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a loan from shareholders. No payment terms have been set for this loan. The Company received $20,320 in proceeds, for which $1,600 in repayments have been made.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through December 31, 2018, the issuance date of these financial statements. The company issued Crave Food Systems 390,680 on October 12, 2018 resulting in Crave Food Systems owning 3% of the outstanding shares of the company when landed a deal with Crave Food Systems to build the company's mobile application. Under Regulation CF offering, the company issued investors 103,455 in between November 27, 2018 and December 28, 2018.

There have been no other events or transactions during this time which would have a material effect on these financial statements.